SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          GLOBALNET FINANCIAL.COM, INC.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                     37937R
                          -----------------------------
                                 (CUSIP Number)

                                Francesco Gardin
                                AISoftw@re S.p.A.
                                via C. Esterle 9
                                  20132 Milano
                                      Italy
                                011-39-02-280141
                          -----------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:


                                Alberto Luzarraga
                               Shearman & Sterling
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom

                            Tel: 011-44-20-7655-5000

                                  June 29, 2001
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No.  37937R
           ---------------------------------------------------------------------

(1)      Name of Reporting Person(s)  INFUSION S.P.A.
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person
                                                          ----------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)    AF
                                              -----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization  Italy
                                              ----------------------------------

-------------------
    Number of              (7)    Sole Voting Power           NONE
      Shares                                                 -------------------
   Beneficially            (8)    Shared Voting Power         2,774,201
     Owned by                                                -------------------
       Each                (9)    Sole Dispositive Power      NONE
    Reporting                                                -------------------
   Person With             (10)   Shared Dispositive Power    2,774,201
                                                             -------------------
-------------------        -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------
(14)     Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------

CUSIP No.  37937R
           ---------------------------------------------------------------------

(1)      Name of Reporting Person(s)  AISOFTW@RE S.P.A.
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person
                                                          ----------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)    OO
                                              -----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization  Italy
                                              ----------------------------------

-------------------
    Number of              (7)    Sole Voting Power           NONE
      Shares                                                 -------------------
   Beneficially            (8)    Shared Voting Power         2,774,201
     Owned by                                                -------------------
       Each                (9)    Sole Dispositive Power      NONE
    Reporting                                                -------------------
   Person With             (10)   Shared Dispositive Power    2,774,201
                                                             -------------------
-------------------        -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------
(14)     Type of Reporting Person (See Instructions)  CO
                                                     ---------------------------

CUSIP No.  37937R
           ---------------------------------------------------------------------

(1)      Name of Reporting Person(s)  FRANCESCO GARDIN
                                     -------------------------------------------
         S.S. or I.R.S. Identification No. of Above Person
                                                          ----------------------

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|X|      (b)

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Source of Funds (See Instructions)    PF
                                              -----

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).  |_|

(6)      Citizenship or Place of Organization  Italy
                                              ----------------------------------

-------------------
    Number of              (7)    Sole Voting Power           NONE
      Shares                                                 -------------------
   Beneficially            (8)    Shared Voting Power         2,774,201
     Owned by                                                -------------------
       Each                (9)    Sole Dispositive Power      NONE
    Reporting                                                -------------------
   Person With             (10)   Shared Dispositive Power    2,774,201
                                                             -------------------
-------------------        -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         2,774,201 Shares
         -----------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

(13)     Percent of Class Represented by Amount in Row (11)    12.9%
                                                            --------------------
(14)     Type of Reporting Person (See Instructions)  IN
                                                     ---------------------------

Item 1.     Security and Issuer.
            -------------------

            The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, par value $.001 per share (the "Issuer Common Stock"), of GlobalNet Financial.com, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 7284 W. Palmetto Park Road, Suite 210, Boca Raton, Florida 33433, U.S.A.

Item 2.     Identity and Background.
            -----------------------

            This Statement on Schedule 13D is being filed by Infusion S.p.A., AISoftw@re S.p.A. and Francesco Gardin (collectively, the "Reporting Persons").

            Infusion S.p.A. ("Infusion"), a corporation incorporated under the laws of Italy, has its principal executive offices at via C. Esterle 9, 20132 Milano, Italy and is an incubator of early-stage technology companies. At June 29, 2001, 99.99% of Infusion's share capital was owned by AISoftw@re S.p.A.

            AISoftw@re S.p.A. ("AISoftw@re"), a corporation incorporated under the laws of Italy, has its principal executive offices at via C. Esterle 9, 20132 Milano, Italy and is a software company focusing on medical solutions, banking solutions and advanced software systems.

            The directors and executive officers of each of Infusion and AISoftw@re are set forth on Exhibit A attached hereto. Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

            Mr. Francesco Gardin is the President of the Board of Directors of each of Infusion and AISoftw@re and Chief Executive Officer of AISoftw@re. His business address is via C. Esterle 9, 20132 Milano, Italy. He is an Italian citizen.

            During the last five years, none of the Reporting Persons nor, to the best knowledge of each of Infusion and AISoftw@re, any person named in Exhibit A attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            Infusion entered into a Stock Purchase Agreement dated as of July 1, 2001 (the "Stock Purchase Agreement") with Telescan, Inc., a Delaware corporation ("Telescan"). Pursuant to the Stock Purchase Agreement, Telescan agreed to sell 1,700,001 shares of the Issuer Common Stock owned by Telescan to Infusion for a purchase price equal to $512,500.00. It is a condition to closing of the purchase thereunder that the Stock Purchase Agreement be ratified and approved by the Board of Directors of Infusion. The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit B and which is incorporated herein by reference in its entirety.

            The funds for purchasing the 1,700,001 shares of Issuer Common Stock will be supplied by a loan from AISoftw@re.

            Infusion also acquired an aggregate of 704,000 Shares in market purchases over the period from June 1, 2001 to June 25, 2001. The aggregate purchase price for such Shares was $281,915. The funds for purchasing such Shares were supplied by a loan from AISoftw@re.

            AISoftw@re acquired an aggregate of 326,000 Shares on January 5, 2001. The shares were acquired from the Issuer in exchange for shares of Italia-iNvest.com S.p.A. owned by AISoftw@re.

            Mr. Gardin acquired an aggregate of 44,200 Shares between April 2000 and October 2000. The funds for purchasing such Shares were supplied from Mr. Gardin's personal funds.

Item 4.     Purpose of Transaction.
            ----------------------

            The Reporting Persons acquired the 2,774,201 Shares held by them with the purpose of acquiring a significant stake in the Issuer. The Reporting Persons have had, and intend to continue to have, discussions with other significant shareholders of the Issuer regarding the acquisition of additional Shares held by such shareholders or, alternatively, regarding an agreement or understanding with such shareholders with respect to jointly obtaining a controlling stake in the Issuer and subsequently effectuating a change in the board of directors and management of the Issuer. While it is the current intention of the Reporting Persons to acquire a more significant stake in the Issuer, either through the purchase of additional Shares or through agreements with other shareholders, no assurances can be given that such purchases or agreements will, in fact, be made or entered into. The Reporting Persons are currently in discussions with other shareholders of the Issuer regarding the acquisition of such shareholders' Shares, although no agreements have yet been reached with respect thereto.


            In addition, if the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire additional Shares either in the open market or in privately negotiated transactions.

            Notwithstanding the foregoing, each of the Reporting Persons from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. In addition to the possibility of acquiring additional Shares, depending on the market and other factors, a Reporting Person may determine to dispose of some or all of the Shares currently owned by such Reporting Person or otherwise acquired by such Reporting Person either in the open market or in privately negotiated transactions.

            Except as set forth above, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            Infusion beneficially owns 2,404,001 Shares (or 11.1% of the outstanding Shares, based on the Issuer's most recent Schedule 14A filed with the Securities and Exchange Commission (the "SEC")). AISoftw@re owns 326,000 Shares (or 1.5% of the outstanding Shares based on the Issuer's most recent
Schedule 14A filed with the SEC). Mr. Gardin owns 44,200 Shares (or 0.2% of the outstanding Shares based on the Issuer's most recent Schedule 14A filed with the
SEC).

            Collectively, the Reporting Persons beneficially own 2,774,201 Shares (or 12.9% of the outstanding Shares based on the Issuer's most recent
Schedule 14A filed with the SEC). The Reporting Persons have an unwritten agreement and understanding that they will vote and/or dispose of the Shares owned by them as they shall collectively agree.

            Attached hereto as Exhibit C is a description of all transactions in the Shares effected by Infusion during the past 60 days. Neither AISoftw@re nor Mr. Gardin has effected any transactions in the Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            -------------------------------------------------------------

            Except as provided in this Statement and the Stock Purchase Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits.
            --------------------------------

Exhibit A - Directors and Officers of Infusion S.p.A. and AISoftw@re S.p.A.

Exhibit B - Stock Purchase Agreement, dated as of July 1, 2001 between
            Infusion S.p.A. and Telescan, Inc.

Exhibit C - Description of transactions in Shares effected by Infusion S.p.A.
            during the past 60 days.

Exhibit D - Joint Filing Agreement among the Reporting Persons pursuant to Rule
            13d-1(k)(l)(iii).

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


July 9, 2001

                                           INFUSION S.P.A.


                                           By:      /s/ Francesco Gardin
                                               ---------------------------------
                                           Name:  Francesco Gardin
                                           Title: President of the Board of
                                                  Directors


                                           AISOFTW@RE S.P.A.


                                           By:      /s/ Francesco Gardin
                                               ---------------------------------
                                           Name:  Francesco Gardin
                                           Title: President of the Board of
                                                  Directors and Chief Executive
                                                  Officer




                                             /s/  Francesco Gardin
                                           -----------------------------------
                                           Francesco Gardin

                                  EXHIBIT INDEX


Exhibit No.                           Description                       Page No.
-----------                           -----------                       --------
     A         Directors and Officers of Infusion S.p.A. and AISoftw@re
               S.p.A.                                                      A-1

     B         Stock Purchase Agreement, dated as of July 1, 2001
               between Infusion S.p.A. and Telescan, Inc.                  B-1

     C         Description of transactions in Shares effected by
               Infusion S.p.A. during the past 60 days.                    C-1

     D         Joint Filing Agreement among the Reporting Persons
               pursuant to Rule 13d-1(k)(l)(iii).                          D-1

                                                                       EXHIBIT A
                                                                       ---------

         The name, business address, present position and principal occupation and citizenship of each of the directors and executive officers of Infusion S.p.A. and AISoftw@re S.p.A are set forth below. Each occupation set forth opposite an individual's name, unless otherwise indicated, refers to employment with the Reporting Person.

AISoftw@re S.p.A.
-----------------

                                                             Position with
                                                         the Reporting Person
Name                     Business Address              and Principal Occupation         Citizenship
----                     ----------------              ------------------------         -----------
Francesco Gardin    AISoftw@re S.p.A             President of the Board of Directors    Italian
                    via C. Esterle 9             and Chief Executive Officer
                    20132 Milano
                    Italy

Alberto Agosta      AISoftw@re S.p.A             Vice President of the Board of         Italian
                    via C. Esterle 9             Directors
                    20132 Milano
                    Italy

Giorgio Rolando     AISoftw@re S.p.A             Chief Financial Officer                Italian
                    via C. Esterle 9
                    20132 Milano
                    Italy

Giorgio De          AISoftw@re S.p.A             General Manager                        Italian
Porcellinis         via C. Esterle 9
                    20132 Milano
                    Italy

Paolo Stofella      AISoftw@re S.p.A             Medical Solutions Business Area        Italian
                    via Maccani 54               Manager and Director
                    38100 Trento
                    Italy

Lobascio Vincenzo   Banca Agrileasing S.p.A.     Director                               Italian
                    P.Le Luigi Sturzo 23
                    00144 Rome                   Risk Manager
                    Italy                        Banca Agrileasing S.p.A., P.Le Luigi
                                                 Sturzo 23, 00144 Rome, Italy

Pierantonio         AISoftw@re S.p.A             Director                               Italian
Ciampicali          via C. Esterle 9
                    20132 Milano
                    Italy

Infusion S.p.A.
---------------

                                                             Position with
                                                         the Reporting Person
Name                     Business Address              and Principal Occupation         Citizenship
----                     ----------------              ------------------------         -----------
Francesco Gardin    AISoftw@re S.p.A             President of the Board of Directors    Italian
                    via C. Esterle 9
                    20132 Milano                 President of the Board of Directors
                    Italy                        and Chief Executive Officer,
                                                 AISoftw@re S.p.A,
                                                 via C. Esterle 9, 20132 Milano, Italy

Alberto Agosta      AISoftw@re S.p.A             Vice President of the Board of         Italian
                    via C. Esterle 9             Directors and Managing Director
                    20132 Milano
                    Italy                        Vice President of the Board of
                                                 Directors, AISoftw@re S.p.A, via C.
                                                 Esterle 9, 20132 Milano, Italy

                                                                       EXHIBIT B
                                                                       ---------


                            STOCK PURCHASE AGREEMENT

         STOCK PURCHASE AGREEMENT dated as of July 1, 2001 (this "Agreement") by and between Telescan, Inc., a corporation organized and existing under the laws of Delaware ("Seller"), and Infusion SpA, a corporation organized and existing under the laws of Italy ("Buyer").


                              STATEMENT OF PURPOSE

         WHEREAS, Seller owns and has the legal right and authority to sell, transfer, assign and deliver 1,700,001 shares of Common Stock, $.001 par value per share (the "Transferred Shares"), of GlobalNet Financial.com, Inc., a corporation organized and existing under the laws of Delaware (the "Company"); and

         WHEREAS, Seller desires to sell the Transferred Shares to Buyer, and Buyer desires to acquire the Transferred Shares, all on the terms and subject to the conditions set forth herein.


                                    AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto intending to be bound agree as follows:

         1. Purchase and Sale. Upon the terms and subject to conditions of this Agreement, Seller hereby agrees to sell, assign, transfer and deliver to Buyer the Transferred Shares, free and clear of any liens, mortgages, charges or other encumbrances except as disclosed to Buyer on Schedule 1 attached hereto, and Buyer hereby agrees to purchase and accept the Transferred Shares at a purchase price equal to $512,500.00 (the "Purchase Price").

         2. Closing. Unless this Agreement shall have been terminated, on the terms and subject to the conditions of this Agreement, the closing of the sale and purchase of the Transferred Shares (the "Closing") shall take place at a place to be jointly selected by Buyer and Seller on the date hereof or on a date selected by Buyer and reasonably acceptable to Seller intended to occur as soon as reasonable practicable on or after the date hereof and shall take effect as of the open of business on the day of such closing. The day of Closing shall be referred to herein as the "Closing Date." At the Closing, the parties to this Agreement will exchange the certificates and other documents specified in this Agreement.

         3. Deliveries by the Buyer. At the Closing, Buyer shall deliver, or cause to be delivered, to Seller the Purchase Price by wire transfer of immediately available funds pursuant to written instructions delivered to the Buyer by the Seller prior to the Closing.

         4. Deliveries by the Seller. At the Closing, Seller shall deliver to Buyer the following:

                  (a) certificate(s) representing the Transferred Shares duly endorsed for transfer to Buyer or accompanied by stock powers duly executed in blank or evidence of the transfer of such Transferred Shares in accordance with applicable laws;

                  (b) a duly executed irrevocable proxy, in the form attached hereto as Exhibit A, appointing Buyer as Seller's proxy to represent and vote the Transferred Shares; and

                  (c) such other instruments and documents, in form and substance reasonably acceptable to Buyer and Seller, as may be necessary to effect the Closing.

         5. Conditions to Closing. The Buyer's obligation to purchase and pay for the Transferred Shares at the Closing is subject to the satisfaction of the following conditions:

                  (a) the representations and warranties of the Seller contained in Section 6 shall be true and correct at and as of the Closing Date with the same force and effect as if such representations and warranties had been made as of the Closing Date; and

                  (b) this Agreement and the transactions contemplated hereunder shall have been approved by the Board of Directors of the Buyer.

         6. Representations and Warranties of the Seller. In order to induce the Buyer to enter into this Agreement, the Seller hereby represents and warrants to the Buyer as follows:

                  (a) Organization, Authority and Qualification. Seller is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the requisite power and authority to execute and deliver this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Seller.

                  (b) Ownership of the Shares. Seller is the beneficial and record owner of and has good, valid and marketable title to all of the Transferred Shares, free and clear of all liens, mortgages, charges or other encumbrances and any preemptive or subscriptive rights. Upon consummation of the transactions contemplated by this Agreement and registration of the Transferred Shares in the name of the Buyer in the stock records of the Company, Buyer will have good and marketable title to the Transferred Shares.

                  (c) No Consents. The Seller is not required to obtain any order, consent, approval or authorization of any person or entity in connection with the sale and delivery to the Buyer of the Transferred Shares.

         7. Representations and Warranties of the Buyer. In order to induce the Seller to enter into this Agreement, the Buyer hereby represents and warrants to the Seller as follows:

                  (a) Organization, Authority and Qualification. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Italy and has the requisite power and authority to execute and deliver this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.

                  (b) No Consents. The Buyer is not required to obtain any order, consent, approval or authorization of any person or entity in connection with the purchase and acceptance from the Buyer of the Transferred Shares, other than approval from its Board of Directors.

         8. Further Assurances. From time to time, at Buyer's or Seller's request, whether at or after the Closing Date, Buyer or Seller, as the case may be, shall execute and deliver such further instruments of conveyance, transfer and assignment, cooperate and assist in providing information for making and completing regulatory filings, and take such other actions as Buyer or Seller, as the case may be, may reasonably require of the other party to more effectively assign, convey and transfer to Buyer the Transferred Shares as contemplated by this Agreement.

         9. Amendment. This Agreement may not be amended or otherwise modified, except (a) by an instrument in writing signed by, or on behalf of, each of the parties hereto or (b) by a waiver in accordance with Section 10.

         10. Waiver. At any time prior to the Closing, any term, provision or condition of this Agreement may be waived in writing (or the time for performance of any of the obligations or other acts of the parties hereto may be extended) by the party that is entitled to the benefits thereof. Failure by a party hereto on one or more occasions to avail itself of a right conferred by this Agreement shall in no event be construed as a waiver of such party's right to enforce said right or any other right in the future.

         11. Governing Law. This Agreement (including the documents and instruments referred to herein) shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of New York.

         12. Counterparts. This Agreement may be executed in one or more counterparts which together shall constitute a single agreement. If any provisions of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

         13. Entire Agreement. This Agreement supersedes all prior agreements between the parties hereto with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.


                                   Telescan, Inc.


                                   By:   /s/ Roger C. Wadsworth
                                         ---------------------------------------
                                   Name:  Roger C. Wadsworth
                                   Title: Senior Vice President

                                   Infusion SpA


                                   By:   /s/ Francesco Gardin
                                         ---------------------------------------
                                   Name:  Francesco Gardin
                                   Title: Chairman of the Board

                                   SCHEDULE 1
                                   ----------

         Resale of 1,233,688 of the shares of Common Stock is restricted under Rule 144 of the Securities and Exchange Commission, which restriction is acknowledged and accepted by Buyer.

                                    EXHIBIT A
                                    ---------

                                      PROXY

         Pursuant to the provisions of Section 212 of the Delaware General Corporation Law, the undersigned Telescan, Inc., a corporation incorporated under the laws of Delaware (the "Stockholder"), as registered owner of 1,700,001 shares of Common Stock, $.001 par value per share, of GlobalNet Financial.com, Inc. (the "Company") represented by stock certificate(s) no.(s)_______________, by the signature below of Roger C. Wadsworth, its Senior Vice President, who as Senior Vice President has due power and authority to execute this proxy, does hereby appoint ____________________________ as proxy, with full power to appoint a substitute, to represent and to vote, with all the powers the undersigned Stockholder would have if personally present, or to execute and deliver written consents or otherwise act with respect to, all the shares of the Company held by the undersigned Stockholder as fully, to the same extent and with the same effect as the undersigned Stockholder might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a Delaware corporation.

         The undersigned Stockholder hereby affirms that this proxy is given as a condition of that certain Stock Purchase Agreement dated as of July 1, 2001, between the Stockholder and Infusion SpA and as such is coupled with an interest and is irrevocable.



Dated:  ______________, 2001

Telescan, Inc.


By:      ____________________________________
Name:    Roger C. Wadsworth
Title:   Senior Vice President




Sworn to before me this ____ day of _________, 2001.

___________________________________
(Attesting Officer to sign here)

___________________________________
(Official Designation)

                                     B-A-1

                                                                       EXHIBIT C
                                                                       ---------

Purchases by Infusion S.p.A.
----------------------------

All of the purchases listed below were made in market transactions effected in Italy.

      Date of               Number of Shares               Price per
      Purchase                  Purchased                  Share ($)*
      --------                  ---------                  ----------

    June 1, 2001                 48,700                 Range from .33 to .40
    June 4, 2001                 35,300                 Range from .38 to .43
    June 7, 2001                 44,300                 Range from .32 to .35
    June 8, 2001                 56,700                 Range from .29 to .34
   June 11, 2001                 55,000                 Range from .32 to .35
   June 12, 2001                 11,000                 Range from .38 to .39
   June 13, 2001                 26,000                 Range from .39 to .40
   June 14, 2001                 41,000                 Range from .38 to .40
   June 15, 2001                 65,000                 Range from .42 to .43
   June 18, 2001                 23,000                 Range from .41 to .43
   June 19, 2001                243,000                 Range from .42 to .48
   June 21, 2001                 11,000                 .40
   June 22, 2001                 40,000                 .40
   June 25, 2001                  4,000                 Range from .35 to .39

* The average price per share of all the listed purchases was $.400447443.

On June 29, 2001, Infusion entered into a Stock Purchase Agreement with Telescan, Inc. to purchase 1,700,001 Shares for an aggregate purchase price of $512,500.00. The purchase price per share is $.301470411.

                                      C-1
GE>


                                                                       EXHIBIT D
                                                                       ---------

                             JOINT FILING AGREEMENT

                  The undersigned hereby agree that the Statement on Schedule 13D, dated June 29, 2001 ("Schedule 13D"), with respect to the shares of common stock, par value $.001 per share, of GlobalNet Financial.com, Inc., and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 29, 2001.

                                           INFUSION S.P.A.


                                           By:      /s/ Francesco Gardin
                                               ---------------------------------
                                           Name:  Francesco Gardin
                                           Title: President of the Board of
                                                  Directors


                                           AISOFTW@RE S.P.A.


                                           By:      /s/ Francesco Gardin
                                               ---------------------------------
                                           Name:  Francesco Gardin
                                           Title: President of the Board of
                                                  Directors and Chief Executive
                                                  Officer




                                             /s/  Francesco Gardin
                                           -------------------------------------
                                           Francesco Gardin

                                      D-1